UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

For the month of May 2022

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

This Amendment No. 1 to Form 6-K (the “Amendment”) amends the Report of Foreign Private Issuer on Form 6-K originally filed by Sol-Gel Technologies Ltd. (the “Company”) on May 19, 2022 (the “Original Form 6-K”). The purpose of this Amendment is to include an appendix to Exhibit 99.1 that was inadvertently omitted in the Original Form 6-K. Except as provided herein, the other disclosures made and exhibits filed in the Original Form 6-K remain unchanged.

Attached hereto and incorporated herein by reference is the following exhibit:

Exhibit 99.1	Notice and Proxy Statement for the Annual General Meeting of Shareholders Registrant scheduled for June 23, 2022

Exhibits 99.1 is hereby incorporated by reference into the Company's Registration Statement on Form S-8 (Registration No. 333-223915) and its Registration Statements on Form F-3 (Registration Nos. 333-230564 and 333-264190).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: May 23, 2022	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer